UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ ) *

Intchains Group Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.000001 per share

(Title of Class of Securities)

45828E104**

(CUSIP Number)

December 31, 2023

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 45828E104 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “ICG.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. 45828E104		Page 1 of 7 pages

1.	NAME OF REPORTING PERSONS. Golden Stone Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 17,099,120 Class A ordinary shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 17,099,120 Class A ordinary shares
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,099,120 Class A ordinary shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.5% of Class A ordinary shares (1) (14.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 52,559,000 Class A ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023. For the as-converted percentage, (i) the numerator is 17,099,120, and (ii) the denominator is the sum of (x) 52,559,000, being the number of the Issuer’s Class A ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023, and (y) 65,088,000, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023.

SCHEDULE 13G

CUSIP No. 45828E104		Page 2 of 7 pages

1.	NAME OF REPORTING PERSONS. Zhaoyang Ma (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 17,099,120 Class A ordinary shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 17,099,120 Class A ordinary shares
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,099,120 Class A ordinary shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.5% of Class A ordinary shares (2) (14.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 17,099,120 Class A ordinary shares held by Golden Stone Capital Limited, a Samoa company 100% owned by Zhaoyang Ma.
(2)

Based on 52,559,000 Class A ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023. For the as-converted percentage, (i) the numerator is 17,099,120, and (ii) the denominator is the sum of (x) 52,559,000, being the number of the Issuer’s Class A ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023, and (y) 65,088,000, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023.

SCHEDULE 13G

CUSIP No. 45828E104		Page 3 of 7 pages

Item 1(a)	Name of Issuer

Intchains Group Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices

Building 16, Lane 999, Xinyuan South Road,

Lin-gang Special Area, Pudong, Shanghai,

People’s Republic of China

Item 2(a)	Name of Persons Filing

Golden Stone Capital Limited, a Samoa company 100% owned by Zhaoyang Ma.

Zhaoyang Ma, a citizen of Singapore.

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of each of Golden Stone Capital Limited and Zhaoyang Ma is as follows:

c/o Offshore Chambers, P.O. 217, Apia, Samoa

Item 2(c)	Citizenship

Golden Stone Capital Limited, a Samoa company

Zhaoyang Ma, a citizen of Singapore

Item 2(d)	Title of Class of Securities

Class A ordinary shares, par value US$0.000001 per share (“Class A ordinary shares”)

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, par value US$0.000001 per share (the “Class B ordinary shares”). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 10 votes per share. Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e)	CUSIP Number

45828E104

SCHEDULE 13G

CUSIP No. 45828E104		Page 4 of 7 pages

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this statement is provided as of December 31, 2023. The table below is prepared based on 52,559,000 Class A ordinary shares and 65,088,000 Class B ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Reporting person Golden Stone Capital Limited	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on as- converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned	17,099,120	(2)	—	17,099,120	(2)	—
(b) Percent of class	32.5%		—	14.5	% (3)	2.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	17,099,120		—	17,099,120		—
(ii) Shared power to vote or to direct the vote	—		—	—		—
(iii) Sole power to dispose or to direct the disposition of	17,099,120		—	17,099,120		—
(iv) Shared power to dispose or to direct the disposition of	—		—	—		—

(1)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer.

(2)	Represents 17,099,120 Class A ordinary shares directly held by Golden Stone Capital Limited, a Samoa company 100% owned by Zhaoyang Ma.
(3)

To derive this percentage, (i) the numerator is 17,099,120, and (ii) the denominator is the sum of (x) 52,559,000, being the number of the Issuer’s Class A ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023, and (y) 65,088,000, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023.

SCHEDULE 13G

CUSIP No. 45828E104		Page 5 of 7 pages

Reporting person Zhaoyang Ma	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on as- converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned	17,099,120	(2)	—	17,099,120	(2)	—
(b) Percent of class	32.5%		—	14.5	% (3)	2.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	17,099,120		—	17,099,120		—
(ii) Shared power to vote or to direct the vote	—		—	—		—
(iii) Sole power to dispose or to direct the disposition of	17,099,120		—	17,099,120		—
(iv) Shared power to dispose or to direct the disposition of	—		—	—		—

(1)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer.

(2)	Represents 17,099,120 Class A ordinary shares directly held by Golden Stone Capital Limited, a Samoa company 100% owned by Zhaoyang Ma.
(3)

To derive this percentage, (i) the numerator is 17,099,120, and (ii) the denominator is the sum of (x) 52,559,000, being the number of the Issuer’s Class A ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023, and (y) 65,088,000, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as reported in the Issuer’s 20-F filed with the SEC on April 28, 2023.

SCHEDULE 13G

CUSIP No. 45828E104		Page 6 of 7 pages

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 45828E104		Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Golden Stone Capital Limited

By:	/s/ Zhaoyang Ma
Name:	Zhaoyang Ma
Title:	Director

Zhaoyang Ma

By:	/s/ Zhaoyang Ma

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement dated February 14, 2024, by and among the Reporting Persons